Exhibit 99.13
Media Release

Rio Tinto Notes Mongolian Parliament Resolution on Oyu Tolgoi

11 December 2019

LONDON-(BUSINESS WIRE)-Rio Tinto notes the unanimous approval by the Mongolian Parliament of a Resolution that instructs the government to look for ways to improve the implementation of the Investment Agreement of 2009, the Amended & Restated Shareholder Agreement of 2011 and to improve the Underground Mine Development & Financing Plan of 2015.

The passing of this Resolution effectively re-confirms the validity of all the investment agreements between the Government of Mongolia, Rio Tinto and Turquoise Hill Resources. This brings to a close an over 18-month review by the Parliamentary Working Group of Oyu Tolgoi and the investment agreements governing the business.

Arnaud Soirat chief executive Copper & Diamonds said “Rio Tinto acknowledges the Mongolian Parliament’s Resolution and notes that this effectively confirms the validity of all Oyu Tolgoi investment agreements.

“Adherence to these agreements by all parties has underpinned a total in-country spend of around $10 billion since 2010, which has delivered significant benefits to the people of Mongolia and will continue to do so for decades to come.

“There is a lot of work to do to ensure Oyu Tolgoi reaches its full potential and we remain committed to exploring ways to deliver even greater benefits from Oyu Tolgoi to all shareholders.”

The Resolution, includes other additional clauses in relation to: exploring options to look at the Mongolian Government’s equity share in Oyu Tolgoi; a re-definition of the reserve report and updated feasibility report; a renewal of the environmental and water assessments; and futher capability development within the team which represents the Mongolian party.

The Resolution was officially published by the Government of Mongolia on 10 December 2019. A copy of the Resolution is available at https://www.legalinfo.mn/law/details/14771?lawid=14771.

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